SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2007

Commission File Number: 33-99284

STENA AB (PUBL)

(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F............X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:        Yes........................

No........................X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 30, 2007	By:	Name:	Svante Carlsson
			Title:	Chief Financial Officer and
Executive Vice President

Stena AB and Consolidated Subsidiaries

Forward-looking statements

This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-	changes in general economic and business conditions;
-	unanticipated changes in laws and regulations;
-	changes in currency exchange rates and interest rates;
-	risks incidents to vessel operations, including discharge of pollutants;
-	introduction of competing products and services by other companies;
-	changes in trading or travel patterns;
-	increases of costs of operations or the inability to meet efficiency or cost reduction objectives;
-	changes in business strategy; and
-	other risk factors listed in the reports furnished to the Securities and Exchange Commission from time to time.

The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents	Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Income Statements for
the three month periods ended March 31, 2006 and March 31, 2007	3

Condensed Consolidated Balance Sheets as of
December 31, 2006 and March 31, 2007	4

Condensed Consolidated Statements of Cash Flow for
the three month periods ended March 31, 2006 and March 31, 2007	5

Notes to Condensed Consolidated Financial Statements	6 - 7

OPERATING AND FINANCIAL REVIEW	9 - 19

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

		Three month periods ended
	March 31, 2006	March 31, 2007
	SEK	SEK	$
Revenues:	(in millions)
Ferry operations	1,738	1,810	259
Drilling	688	918	131
Shipping	1,230	1,023	146
Net gain on sale of vessels	373	--	--
Total shipping	1,603	1,023	146
Property	480	494	71
Net gain on sale of properties	55	89	13
Total property	535	583	84
Other	299	411	59
Total revenues	4,863	4,745	679

Direct operating expenses:
Ferry operations	(1,332)	(1,382)	(198)
Drilling	(342)	(411)	(59)
Shipping	(896)	(817)	(117)
Property	(247)	(227)	(32)
Other	(268)	(364)	(52)
Total direct operating expenses	(3,085)	(3,201)	(458)

Selling and administrative expenses	(441)	(508)	(72)
Depreciation and amortization	(474)	(417)	(60)

Total operating expenses	(4,000)	(4,126)	(590)

Income from operations	863	619	89

Share of affiliated companies results	10	2	0
Financial income and expense:
Dividends received	12	10	1
Gain (loss) on securities, net	553	336	48
Interest income	175	277	40
Interest expense	(387)	(441)	(63)
Foreign exchange gains (losses), net	1	24	4
Other financial income (expense), net	(32)	(138)	(20)

Total financial income and expense	322	68	10

Minority interests	(1)	(4)	(1)

Income before taxes	1,194	685	98
Income taxes	(132)	(17)	(2)

Net income	1,062	668	96

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2006	March 31, 2007
	SEK	SEK	$
		(in millions)
ASSETS
Noncurrent assets:
Intangible assets	688	682	98
Tangible fixed assets:
Vessels	10,277	10,535	1,509
Construction in progress	5,658	6,497	930
Equipment	628	659	94
Property	17,948	18,107	2,593
Total tangible fixed assets	34,511	35,798	5,126
Financial fixed assets:
Investment in affiliated companies	397	459	66
Investment in VIEs	7,341	8,376	1,199
Marketable securities	5,802	7,021	1,005
Other assets	3,520	4,673	669
Total financial fixed assets	17,060	20,529	2,939
Total noncurrent assets	52,259	57,009	8,163
Current assets:
Inventories	317	344	49
Trade debtors	2,007	2,423	347
Other receivables	1,617	1,674	240
Prepaid expenses and accrued income	871	1,190	171
Short-term investments	2,462	2,766	396
Cash and cash equivalents	884	1,315	188
Total current assets	8,158	9,712	1,391

Total assets	60,417	66,721	9,554

STOCKHOLDERS´ EQUITY AND LIABILITIES

Stockholders’ equity:
Capital stock	5	5	1
Reserves	18,582	19,669	2,816
Total stockholders’ equity	18,587	19,674	2,817
Minority interests	162	168	24
Provisions:
Deferred income taxes	1,709	1,866	267
Pension liabilities	2,205	2,096	300
Other provisions	1,668	2,570	368
Total provisions	5,582	6,532	935
Noncurrent liabilities:
Long-term debt	18,427	18,254	2,614
Debt in VIEs	6,302	6,943	994
Senior notes	2,905	6,725	963
Capitalized lease obligations	1,246	1,171	168
Other noncurrent liabilities	932	1,105	158
Total noncurrent liabilities	29,812	34,198	4,897
Current liabilities:
Short-term debt	642	954	137
Senior notes	1,211	-	-
Capitalized lease obligations	38	39	6
Trade accounts payable	1,036	1,002	143
Income tax payable	166	157	22
Other	424	585	84
Accrued costs and prepaid income	2,757	3,412	489
Total current liabilities	6,274	6,149	881

Total stockholders’ equity and liabilities	60,417	66,721	9,554

Stena AB and Consolidated Subsidiaries

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow (unaudited)

		Three month periods ended
	March 31, 2006	March 31, 2007
	SEK	SEK	$
		(in millions)
Net cash flows from operating activities:
Net income	1,062	668	96
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	474	417	60
Gain on sale of property, vessels and equipment	(434)	(89)	(13)
Gain on securities, net	(553)	(336)	(48)
Unrealized foreign exchange (gains) losses	(94)	(31)	(4)
Deferred income taxes	100	(16)	(2)
Minority interests	1	4	1
Other non cash items	(60)	(205)	(29)
Net cash flows from trading securities	715	(21)	(3)
Share of result from associated companies....................................	(10)	(2)	0
Changes in assets and liabilities:
Receivables	(220)	(439)	(63)
Prepaid expenses and accrued income	(382)	(313)	(45)
Inventories	(39)	(26)	(4)
Trade accounts payable	(21)	(43)	(6)
Accrued costs and prepaid income	269	875	124
Income tax payable	(46)	(11)	(2)
Other current liabilities	(107)	355	50
Net cash provided by operating activities	655	787	112

Net cash flows from investing activities:
Purchase of intangible assets	--	(15)	(2)
Cash proceeds from sale of property, vessels and equipment	1,446	363	52
Capital expenditure on property, vessels and equipment	(2,527)	(1,593)	(228)
Investment in affiliated companies	--	(66)	(9)
Proceeds from sale of securities	1,564	1,919	274
Purchase of securities	(1,880)	(3,376)	(484)
Other investing activities	(3,576)	33	5
Net cash used in investing activities	(4,973)	(2,735)	(392)

Net cash flows from financing activities:
Proceeds from issuance of debt	1,233	5,041	722
Principal payments on debt	(844)	(1,502)	(215)
Net change in borrowings on line-of-credit agreements	(281)	(719)	(103)
New capitalized lease obligations	3,735	--	--
Principal payments on capital lease obligations	(9)	(10)	(1)
Net change in restricted cash accounts	(76)	(213)	(31)
Other financing activities	(9)	(153)	(22)
Net cash provided by financing activities	3,749	2,444	350

Effect of exchange rate changes on cash and cash equivalents	(45)	(65)	(9)

Net change in cash and cash equivalents	(614)	431	61

Cash and cash equivalents at beginning of period	3,744	884	127

Cash and cash equivalents at end of period	3,130	1,315	188

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1 Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company") and have been prepared in accordance with Swedish GAAP.

The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the full year.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars ($) using the noon buying rate on March 31, 2007 of $1 = SEK 6.9837.

Note 2 Segment information

	Three month periods
	ended March 31,
	2006	2007
Income from operations:
Ferry operations	(22)	10
Drilling	127	320
Shipping: Roll-on/Roll-off vessels	28	14
Crude oil tankers	196	85
Other shipping	(5)	(5)
Net gain on sale of vessels	373	-
Total shipping Total shipping	592	94
Property	165	181
Net gain on sale of properties	55	89
Total property Total property	220	270
Other	(54)	(75)

Total	863	619

	Three month periods
	ended March 31,
	2006	2007
Depreciation and amortization:
Ferry operations	204	196
Drilling	172	126
Shipping: Roll-on/Roll-off vessels	28	23
Crude oil tankers	11	4
Other shipping	3	4
Total shipping	42	31
Property	40	45
Other	16	19

Total	474	417

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

	Three month periods
	ended March 31,
	2006	2007
Capital expenditures:
Ferry operations	134	586
Drilling	1,349	778
Shipping: Roll-on/Roll-off vessels	79	82
Crude oil tankers	198	0
Other shipping	3	2
Total shipping	280	84
Property	750	104
Other	14	41

Total	2,527	1,593

Note 3 Stockholders’ Equity

Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 208 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

The changes in stockholders’ equity for the period December 31, 2006 to March 31, 2007 are as follows:

				Total
	Capital	Restricted	Unrestricted	stockholders’
	stock	reserves	reserves	equity
	(SEK in millions)
Balance at December 31, 2006	5	842	17,740	18,587
Transfers between reserves	--	(104)	104	--
Revaluation of financial instruments	--	--	110	110
Foreign currency translation adjustments	--	12	297	309
Net income	--	--	668	668

Balance at March 31, 2007	5	750	18,919	19,674

Note 4 US GAAP Information

The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. A description of differences between Swedish GAAP and US GAAP which significantly affect the determination of net income and stockholders' equity of the Company is set forth in Note 31 to the Consolidated Financial Statements included in the Company's Annual Report on Form 20-F. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the condensed consolidated financial statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 4 US GAAP Information, continued

	Three month periods
	ended March 31,
(SEK in millions)	2006	2007

Net income under Swedish GAAP	1,062	668

Adjustments to reconcile to US GAAP:
Disposal of assets	(332)	69
Depreciation of properties	(40)	17
Investments in securities Crude oil tankers	(310)	(191)
Financial instruments	(74)	(133)
Purchase accounting Stena Line	9	9
Business combinations	10	5
Pensions	--	9
Deferred costs	4	--
Capital lease transactions	18	--
Others	4	3
Tax effect of US GAAP adjustments	48	30

Net income under US GAAP	399	486

	As of	As of
	Dec 31,	March 31,
	2006	2007

Stockholders´ equity under Swedish GAAP	18,587	19,674

Adjustments to reconcile to US GAAP:
Disposal of assets	(664)	(596)
Depreciation of properties	(668)	(651)
Financial instruments	771	730
Purchase accounting Stena Line	(219)	(211)
Business combinations	83	88
Pensions	(512)	(503)
Others	(20)	(17)
Tax effect of US GAAP adjustments	193	196

Stockholders´ equity under US GAAP	17,551	18,710

Comprehensive income

The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders´ equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the three month periods ended March 31, 2006 and 2007 was SEK 618 million and SEK 1,159 million, respectively.

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels and from real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisitions of vessels, drilling rigs and real estate also have an impact on the results of each period.

Highlights of the first three months of 2007

In February, 2007, the Company completed an offering of €300 million of 6.125% Senior Notes due 2017. The Company used a portion of the proceeds of this offering to repurchase approximately $177 million of the 9?% Senior Notes due 2012 in a tender offer and consent solicitation. Pursuant to the tender offer and consent solicitation, the Company amended the indenture governing the 9?% Senior Notes due 2012 to eliminate the principal restrictive covenants.

On February 14, 2007, the Company completed an offering of €102 million of 5.875% Senior Notes due 2019.

In March 2007, the Company commenced a solicitation of consents from the holders of the Senior Notes due 2013 and 2016 to amend the indentures relating to these notes. Such amendments require the consent of the holders of a majority in principal amount of each of such senior notes.

In March 2007, the Company entered into financing arrangements for the third drillship on order, structured similarly to the financings of the first two drillMAX vessels.

In March 2007, the Stena Britannica was taken back into the Company’s ferry operations after lengthening. The Stena Hollandica, which has also been lengthened, is expected to be delivered in the second quarter of 2007.

In the first quarter of 2007, the shares in Oriflame and Ruric were sold with realized profits of SEK 60 million and SEK 53 million, respectively .

In the three months ended March 31, 2007 properties were sold for approximately SEK 362 million.

SUBSEQUENT EVENTS

On May 14, 2007 the Company took delivery of the newbuilt Ropax vessel Stena Ausonia, renamed BORJA, on a three year charter from the Italian shipyard Visentini. Stena has exercised an option to acquire the vessel after the end of the three year charter.

Stena AB and Consolidated Subsidiaries

Currency effects

The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Revenues in the ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Approximately 40% of the Company's total revenues are generated in US dollars and approximately 30% are generated in SEK. Also, approximately 35% of the Company's total expenses are incurred in US dollars and approximately 30% are incurred in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates:	Jan-Mar	Jan-Mar	Change
	2006	2007

US $	7.78	7.01	(10%)
British pound	13.63	13.70	1%
Euro	9.35	9.19	(2%)

Closing rates:	As of	As of	Change
	Dec 31,	March 31,
	2006	2007

US $	6.8725	6.9829	2%
British pound	13.4875	13.7468	2%
Euro	9.0500	9.3410	3%

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED MARCH 31, 2007 COMPARED TO THREE MONTHS ENDED

MARCH 31, 2006

Revenues

               Total revenues decreased SEK 118 million, or 2%, in the three months ended March 31, 2007 to SEK 4,745 million from SEK 4,863 million in the three months ended March 31, 2006, as a result of decreased revenues in shipping operations and vessel sales during 2006, together with the effect of the weakening of the US dollar against the SEK and, to a lesser extent, the euro. Revenues in Drilling, Other, Ferry and Property operations increased in the period.

               Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 72 million, or 4%, in the three months ended March 31, 2007 to SEK 1,810 million from SEK 1,738 million in the three months ended March 31, 2006, as a result of increased volumes in all business segments.

               Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 230 million, or 33%, in the three months ended March 31, 2007 to SEK 918 million from SEK 688 million in the three months ended March 31, 2006, mainly due to new contracts at higher day rates for the Stena Don and the Stena Tay, partly offset by the weakening of the US dollar against the SEK. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

               Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 207 million, or 17%, in the three months ended March 31, 2007 to SEK 1,023 million from SEK 1,230 million in the three months ended March 31, 2006.

               Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 24 million, or 22%, in the three months ended March 31, 2007 to SEK 87 million from SEK 111 million, in the three months ended March 31, 2006, mainly due to the sale of the RoPax vessel Svealand in April 2006 and the redelivery of Vasaland in April 2006.

               Revenues from crude oil tankers decreased SEK 187 million, or 17%, in the three months ended March 31, 2007 to SEK 899 million from SEK 1,086 million in the three months ended March 31, 2006, mainly due to lower charter rates in the spot market, together with the weakening of the US dollar with respect to the SEK. In the three months ended March 31, 2007, the Company operated an average of 42 tankers (chartered in or owned), compared to an average of 41 tankers in the three months ended March 31, 2006.

               Net Gain on Sale of Vessels, Shipping. In the three months ended March 31, 2007, no vessel sales were made. In the three months ended March 31, 2006 gains of SEK 373 million were recorded on the sale of the tanker vessels Stena Contest, Stena Concept and Stena Compass.

               Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 14 million, or 3%, in the three months ended March 31, 2007 to SEK 494 million from SEK 480 million in the three months ended March 31, 2006, mainly due to an increased number of properties and increased rents.

               Net Gain on Sale of Properties. In the three months ended March 31, 2007, gains of SEK 89 million were recorded on the sale of properties. In the three months ended March 31, 2006, gains of SEK 55 million were recorded.

               Other. Other revenues in the three months ended March 31, 2007 were SEK 411 million, which includes SEK 192 million related to the garden center and flower business “Blomsterlandet” and SEK 212 million related to “Envac”, a company in the automated waste collection business. Other revenues in the three months ended March 31, 2006 were SEK 299 million, which includes SEK 153 million related to “Blomsterlandet” and SEK 145 million related to “Envac”.

Stena AB and Consolidated Subsidiaries

Direct operating expenses

               Total direct operating expenses increased SEK 116 million in the three months ended March 31, 2007 to SEK 3,201 million from SEK 3,085 million in the three months ended March 31, 2006, or 4%, as a result of increased operating expenses in all operations except for the shipping and property business.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 50 million, or 4%, in the three months ended March 31, 2007 to SEK 1,382 million from SEK 1,332 million in the three months ended March 31, 2006, mainly due to increased expenses for bunker and personnel. Direct operating expenses for ferry operations for the three months ended March 31, 2007 was 76% of revenues, as compared to 77% for the three months ended March 31, 2006.

               Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 69 million, or 20%, in the three months ended March 31, 2007 to SEK 411 million from SEK 342 million in the three months ended March 31, 2006, mainly due to increased personnel expenses for the rigs and external charter hire expenses for the rig Stena Dee, partly offset by the weakening of the US dollar against the SEK . Direct operating expenses from drilling operations for the three months ended March 31, 2007 were 45% of drilling revenues, as compared to 50% for the three months ended March 31, 2006.

               Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations decreased SEK 79 million, or 9% in the three months ended March 31, 2007 to SEK 817 million from SEK 896 million in the three months ended March 31, 2006.

               Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 7 million, or 15%, in the three months ended March 31, 2007 to SEK 41 million from SEK 48 million in the three months ended March 31, 2006, mainly due to the sale of the RoPax vessel Svealand in April 2006 and the redelivery of Vasaland in April 2006. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended March 31, 2007 were 47% of revenues, as compared to 43% for the three months ended March 31, 2006.

               Direct operating expenses associated with crude oil tankers decreased SEK 72 million, or 9%, in the three months ended March 31, 2007 to SEK 774 million from SEK 846 million in the three months ended March 31, 2006, mainly due to the weakening of the US dollar with respect to the SEK. Direct operating expenses for crude oil operations for the three months ended March 31, 2007 were 86% of revenues, as compared to 78% for the three months ended March 31, 2006. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

               Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations decreased SEK 20 million, or 8%, in the three months ended March 31, 2007 to SEK 227 million from SEK 247 million in the three months ended March 31, 2006, mainly due to lower energy prices, which affect costs for heating and other running expenses. Direct operating expenses from property operations in the three months ended March 31, 2007 were 46% of property revenues, as compared to 51% for the three months ended March 31, 2006.

               Other. Other direct operating expenses in the three month March 31, 2007 were SEK 364 million, which includes SEK 190 million related to the garden center and flower business “Blomsterlandet” and SEK 162 million related to “Envac”, a company in the automated waste collection business. Other direct operating expenses in the three month ended March 31, 2006 were SEK 268 million includes SEK 156 million related to “Blomsterlandet” and SEK 112 million related to “Envac”.

Selling and administrative expenses

               Selling and administrative expenses increased SEK 67 million, or 15%, in the three months ended March 31, 2007 to SEK 508 million from SEK 441 million in the three months ended March 31, 2006, mainly due to increased personnel and consultancy costs, together with increased business activity in new markets and business areas.

Stena AB and Consolidated Subsidiaries

Depreciation and amortization

               Depreciation and amortization charges decreased SEK 57 million, or 12%, in the three months ended March 31, 2007 to SEK 417 million from SEK 474 million in the three months ended March 31, 2006, mainly as an effect of the write-down of HSS vessels in December 2006. Depreciation amortization charges also decreased as a result of the sale of the drilling rig Stena Dee, an extension of the useful life of the drilling rig Stena Don of five years, sales of tankers and RoPax vessels and the weakening of the US dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs which are denominated in US dollars. The depreciation and amortization charges increased in the property segment mainly due to increased property holdings.

Share of affiliated companies´ results

               Share of affiliated companies´ results in the three months ended March 31, 2007 and 2006 refer to the Company’s portion of the results of Midelfart Sonessons AB (publ) and Ballingslöv AB (publ). Stena acquired additional shares in these companies. As of March 31, 2007 the Company’s ownership in the capital of Midelfart Sonessons AB (publ) had increased to 22.94% and the ownership in the capital of Ballingslöv AB (publ) had increased to 25.6%. As of December 31, 2006 the ownership in the share of capital of these companies was 22.7% and 25.0%, respectively.

Financial income and expense, net

               Financial income and expense, net decreased by SEK 254 million in the three months ended March 31, 2007 to SEK 68 million from SEK 322 million in the three months ended March 31, 2006.

               Net gain (loss) on securities in the three months ended March 31, 2007 was SEK 336 million, of which SEK 151 million related to net realized gains on marketable debt and equity securities and investments in Variable Interest Entities (VIEs) and SEK 185 million related to net unrealized gains. Net gain (loss) on securities in the three months ended March 31, 2006 amounted to SEK 553 million, of which SEK 282 million related to net realized gains and SEK 271 million related to net unrealized gains.

               Interest income in the three months ended March 31, 2007 increased SEK 102 million to SEK 277 million from SEK 175 million in the three months ended March 31, 2006. Interest income related to the investments in VIEs increased SEK 34 million to SEK 153 million from SEK 119 million, partly as the result of the investment in a new VIE.

               Interest expense for the three months ended March 31, 2007 increased SEK 54 million to SEK (441) million from SEK (387) million for the three months ended March 31, 2006 due to the issuance of the new Senior Notes in February, 2007 partly affected by the purchase of the Senior Notes due 2012. Interest expense for the investments in VIEs increased SEK 30 million to SEK (95) million from SEK (65) million as a result of the investment in a new VIE.

               During the three months ended March 31, 2007, the Company had foreign exchange gains, net of SEK 24 million. In the three months ended March 31, 2006, the Company had foreign exchange gains, net of SEK 1 million. In both years, the foreign exchange gains relate to gains from currency trading.

               Other financial income (expense) of SEK (138) million for the three months ended March 31, 2007 includes expenses of SEK (97) million for the repurchase of the 9 5/8 % Senior Notes due 2012, SEK (20) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs. Other financial income (expense) of SEK (32) million for the three months ended March 31, 2006 includes SEK (11) million related to amortization of deferred finance charges.

Income taxes

               Income taxes for the three months ended March 31, 2007 were SEK (17) million, consisting of current taxes of SEK (33) million and deferred taxes of SEK 16 million. Income taxes for the three months ended March 31, 2006 were SEK (132) million, consisting of current taxes of SEK (32) million and deferred taxes of SEK (100)

Stena AB and Consolidated Subsidiaries

million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Liquidity and Capital Resources

The liquidity requirements of the Company principally relate to servicing of debt, financing the purchase of vessels and other assets and funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of March 31, 2007, the Company had total cash and marketable securities of SEK 11,102 million as compared with SEK 9,148 million at December 31, 2006. The Company has also invested in four VIEs, whose purpose is to invest primarily in high yield securities and corporate bank loans. Due to changes in Swedish GAAP in 2005 these VIEs are consolidated as subsidiaries. As of March 31, 2007, total assets of these VIEs amounted to SEK 8,376 million and as of December 31, 2006, total assets of these VIEs amounted to SEK 7,341 million.

For the three months ended March 31, 2007, cash flows provided by operating activities amounted to SEK 787 million as compared to SEK 655 million in the first three months ended March 31, 2006. For the three months ended March 31, 2007, cash flows used in investing activities amounted to SEK (2,735) million, including SEK (1,593) million related to capital expenditures. For the three months ended March 31, 2006, cash flows used in investing activities amounted to SEK (4,973) million. Capital expenditures during the three months ended March 31, 2006 were SEK (2,527) million. Cash flows provided by financing activities for the three months ended March 31, 2007 amounted to SEK 2,444 million, mainly relating to the new Senior Notes due 2017 and the Senior Notes due 2019 sold in February. For the three months ended March 31, 2006, cash flows used in financing activities amounted to SEK (3,749) million.

Total construction in progress as of March 31, 2007 was SEK 6,497 million as compared to SEK 5,648 million at December 31, 2006. The remaining capital expenditure commitment for newbuildings on order as of March 31, 2007 was SEK 10,780 million, of which SEK 4,385 million is due during 2007, SEK 3,139 million is due during 2008 and the rest is due in 2009. The Company plans to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

Total interest bearing debt as of March 31, 2007 was SEK 27,143 million, excluding the debt in the VIEs as compared with SEK 24,469 million at December 31, 2006. Interest bearing debt in the VIEs as of March 31, 2007 was SEK 6,943 million as compared with SEK 6,302 million at December 31, 2006. Total debt increased mainly due to Senior Notes issued in February 2007 partly offset by repurchase of the senior notes due 2012 and the strengthening of the closing rate of the SEK against the US dollar. As of March 31, 2007, $303 million was utilized under the $1 billion revolving credit facility, of which $15 million was used for issuing of bank guarantees. As of December 31, 2006, a total of $402 million was outstanding under this facility, of which $16 million was used for issuing of bank guarantees.

The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancing, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

We issued $200 million 9.625% Senior Notes due 2012 in November 2002, $175 million 7.5% Senior Notes due 2013 in December 2003 and $250 million 7% Senior Notes due 2016 in November 2004. In 2004, 2005 and 2006 we repurchased $12 million, $6 million and $ 5 million principal amount of the 9.625% Senior Notes due 2012, respectively. For the year ended December 31, 2006 Restricted Group Data represents our selected consolidated financial information, excluding the real estate operations (other than one small property) and three subsidiaries, Stena Finanzverwaltungs AG, Stena Investment Luxembourg SARL and Stena Adactum AB, whose activities consist primarily of investing in securities and in companies outside our traditional lines of business. Our real estate operations are conducted through various subsidiaries. For purposes of the indentures under which these senior notes were issued, the subsidiaries through which the property operations are conducted (other than the one small property), together with Stena Finanzverwaltungs AG, Stena Investment Luxembourg SARL and Stena Adactum AB, are designated unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

In February 2007, we purchased approximately $177 million of our 9.625% senior notes due 2012 pursuant to a tender offer and consent solicitation. Also in February 2007, we completed an offering of €300 million of 6.125% senior notes due 2017 and an offering of €102 million of 5.875% senior notes due 2019. For purposes of the indentures pursuant to which these notes where issued, the subsidiaries mentioned above are also designated as unrestricted subsidiaries and, as a result, are not bound by the provisions of these indentures. As of the date of this report, we are seeking consents from the holders of our senior notes due 2013 and 2016 to amend the indentures relating to these notes. Such amendments require the consent of the holders of a majority in principal amount of each of such senior notes.

The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.9837, the noon buying rate on March 31, 2007.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted group

		Three month periods ended
	March 31, 2006	March 31, 2007
		(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	1,738	1,810	259
Drilling	688	918	132
Shipping	1,230	1,023	147
Net gain on sale of vessels	373	--	--
Total shipping	1,603	1,023	147
Property	3	1	0
Net gain on sale of properties	40	--	--
Total property	43	1	0
Other.......................................................................	--	2	0
Total revenues	4,072	3,754	538

Direct operating expenses:
Ferry operations	(1,332)	(1,382)	(198)
Drilling	(342)	(411)	(59)
Shipping	(896)	(817)	(117)
Property	(2)	(1)	0
Total direct operating expenses	(2,572)	(2,611)	(374)

Selling and administrative expenses	(377)	(407)	(58)
Depreciation and amortization	(421)	(355)	(51)

Total operating expenses	(3,370)	(3,373)	(483)

Income from operations	702	381	55
Financial income and expense:
Dividends received	4	3	0
Gain (loss) on securities, net	230	41	6
Interest income	88	190	27
Interest expense	(188)	(194)	(28)
Foreign exchange gains (losses), net	--	24	3
Other financial income (expense), net	(14)	(115)	(16)

Total financial income and expense	120	(53)	(8)

Income before taxes	822	330	47
Income taxes	(106)	37	6

Net income	716	367	53

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2006	March 31, 2007
		(unaudited)
	SEK	SEK	$
		(in millions)
ASSETS
Noncurrent assets:
Intangible assets	222	224	32
Tangible fixed assets:
Vessels	10,277	10,535	1,509
Construction in progress	5,428	6,496	930
Equipment	545	568	81
Property	1,319	1,331	191
Total tangible fixed assets	17,569	18,930	2,711
Financial fixed assets:
Marketable securities	456	618	88
Intercompany accounts, noncurrent	5,629	6,061	868
Other assets	5,989	6,948	995
Total noncurrent assets	29,643	32,781	4,694
Current assets:
Inventories	199	204	29
Trade debtors	1,642	1,998	286
Other receivables	1,364	1,381	198
Intercompany accounts, current	89	171	25
Prepaid expenses and accrued income	591	897	128
Short-term investments	1,243	1,597	229
Cash and cash equivalents	657	795	114
Total current assets	5,785	7,043	1,009

Total assets	35,428	39,824	5,703

STOCKHOLDERS´ EQUITY AND LIABILITIES

Stockholders’ equity:
Capital stock	5	5	1
Reserves	15,684	16,373	2,344
Total stockholders’ equity	15,689	16,378	2,345

Provisions:
Deferred income taxes	420	386	55
Other provisions	3,822	4,579	656
Total provisions	4,242	4,965	711

Noncurrent liabilities:
Long-term debt	5,645	5,620	805
Senior notes	2,905	6,725	963
Capitalized lease obligations	1,246	1,171	168
Other noncurrent liabilities	881	1,055	151
Total noncurrent liabilities	10,677	14,571	2,087
Current liabilities:
Short-term debt	549	552	79
Senior notes	1,211	--	--
Capitalized lease obligations	38	39	6
Trade accounts payable	660	565	81
Income tax payable	88	98	14
Other	325	489	70
Intercompany balances, current	2	60	8
Accrued costs and prepaid income	1,947	2,107	302
Total current liabilities	4,820	3,910	560

Total stockholders’ equity and liabilities	35,428	39,824	5,703

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow – Restricted Group

		Three month periods ended
	March 31, 2006	March 31, 2007
		(unaudited)
	SEK	SEK	$
		(in millions)
Net cash flows from operating activities:
Net income	716	367	53
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	421	355	51
Gain on sale of property, vessels and equipment	(418)	-	-
Gain on securities, net	(230)	(41)	(6)
Unrealized foreign exchange (gains) losses	(63)	(34)	(5)
Deferred income taxes	91	(64)	(9)
Other non cash items	(62)	(189)	(28)
Net cash flows from trading securities	569	(195)	(28)
Changes in working capital	(386)	2	0
Net cash provided by operating activities	638	201	28

Net cash flows from investing activities:
Cash proceeds from sale of property, vessels and equipment	1,302	1	0
Capital expenditure on property, vessels and equipment	(1,773)	(1,450)	(208)
Proceeds from sale of securities	53	-	-
Purchase of securities	(93)	(123)	(18)
Other investing activities	(3,528)	32	6
Net cash used in investing activities	(4,039)	(1,540)	(220)

Net cash flows from financing activities:
Proceeds from issuance of debt	-	4,795	687
Principal payments on debt	(775)	(1,881)	(269)
Net change in borrowings on line-of-credit agreements	(498)	(702)	(101)
New capitalized lease obligation	3,735	-	-
Principal payments on capital lease obligations	(10)	(10)	(1)
Net change in restricted cash accounts	(108)	(108)	(16)
Intercompany accounts	434	(377)	(54)
Other financing activities	(24)	(155)	(22)
Net cash provided by financing activities	2,754	1,562	224

Effect of exchange rate changes on cash and cash equivalents	(45)	(85)	(12)

Net change in cash and cash equivalents	(718)	138	20

Cash and cash equivalents at beginning of period	3,608	657	94

Cash and cash equivalents at end of period	2,916	795	114

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group

	Three month periods ended
	March 31, 2006	March 31, 2007
	SEK	SEK	$
	(in millions)

OTHER DATA:

Adjusted EBITDA	1,211	926	133

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms with the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with Swedish GAAP or US GAAP and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and a reconciliation to net cash provided by operating activities is presented below:

	Three month periods ended
	March 31, 2006	March 31, 2007
	SEK	SEK	$
	(in millions)

Income from operations	702	381	55
Adjustments:
Interest income	88	190	27
Depreciation and amortization	421	355	51
Adjusted EBITDA	1,211	926	133
Adjustments:
Gain on sale of vessels	(418)	--	--
Net cash flows from trading securities	569	(195)	(28)
Interest expense	(188)	(194)	(28)
Unrealized foreign exchange (gains) losses es	(63)	(34)	(5)
Other non cash items	(62)	(189)	(28)
Changes in working capital t income	(386)	2	0
Other items	(25)	(115)	(16)
Net cash provided by operating activities	638	201	28